Exhibit 99.1

November 6, 2014

Press release

Turquoise Hill announces board and management changes

VANCOUVER, CANADA – Turquoise Hill Resources today announced the retirement of Chair Dr. David Klingner, effective January 1, 2015, and Chief Executive Officer Kay Priestly, effective December 1, 2014. Current directors Jill Gardiner and Jeff Tygesen have been appointed Chair and Chief Executive Officer, respectively. Ms. Priestly will remain on the Turquoise Hill board until December 31, 2014. The appointments are the result of an extensive succession planning program that has been underway for several months.

Dr. Klingner said, “It has been an honour to serve Turquoise Hill shareholders particularly during a period of significant transition for the Company. I am confident Jill will successfully lead the board as the Company and Oyu Tolgoi prepare for the next phase of growth and development, and her tenure as a director will allow for continuity in overall strategy.”

During his time as Chair, Dr. Klingner led the board transition that followed the 2012 Memorandum of Agreement with Rio Tinto and execution of a long-term funding strategy that included two major capital raising programs that led to completion of Oyu Tolgoi’s initial development.

Ms. Priestly was appointed Chief Executive Officer of the Company on May 1, 2012 leading Turquoise Hill during the final phase of Oyu Tolgoi’s initial development and operational ramp up.

Dr. Klingner said, “I have thoroughly enjoyed working with Kay and am pleased with Turquoise Hill’s development during her tenure. Under her leadership, the Company emerged debt free in January 2014 following a successful rights offering, significantly reduced corporate costs due to streamlined corporate functions and divested multiple non-core assets.”

Mr. Tygesen has been a Turquoise Hill director since August 2012 and brings an extensive operational background to the Company. Previously he spent more than 30 years with Rio Tinto in operational roles across multiple product groups as well as technology and innovation and strategic planning. Most recently, Mr. Tygesen was Vice-President, Copper Development at Rio Tinto Copper Group and was responsible for overseeing Rio Tinto’s joint venture interests at its Chilean and Indonesian copper operations.

Effective January 1, 2015, Dr. Craig Stegman will be appointed a Turquoise Hill director to fill the vacancy following Ms. Priestly’s retirement. Dr. Stegman has been with Rio Tinto for 30 years and has extensive experience in the development and operation of underground copper mines. He is currently Vice President, Growth & Innovation where he is responsible for long-term planning for Rio Tinto’s Copper Group assets. Dr. Stegman was previously Managing Director, Copper Major Projects and Managing Director, Northparkes Mines. At Northparkes, he was instrumental in the development of the mine’s underground operations and created and implemented Rio Tinto’s Block Cave Excellence Program.

Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4
T 604 688 5755

www.turquoisehill.com

Effective January 1, 2015, director Russel Robertson will take over as Chair of the Audit Committee and Ms. Gardiner will become Chair of the Nominating and Corporate Governance Committee.

Note to editors

Ms. Gardiner was appointed to the Turquoise Hill board in May, 2012. She spent over 20 years in the investment banking industry, most recently as Managing Director and Regional Head, BC, for RBC Capital Markets. Ms. Gardiner also held various positions in corporate finance, mergers and acquisitions, and debt capital markets as well as serving as Head of the Forest Products Group and Head of the Pipelines & Utilities Group. Prior to joining the investment banking industry, Ms. Gardiner was a Senior Project Manager at the Ontario Energy Board and a sessional lecturer at the University of Victoria.

She is a director of Parkbridge Lifestyle Communities Inc., a private company involved in the ownership and operation of land lease communities, and a director of SilverBirch Hotels & Resorts, a private Canadian hotel company.

Ms. Gardiner holds a Bachelor of Science and a Master of Business Administration, both from Queens University. She is a member of the Institute of Corporate Directors.

Since April 2011, Mr. Tygesen has served as Vice-President, Copper Development at Rio Tinto Copper Group. In this capacity, he was responsible for overseeing Rio Tinto’s joint venture interests, at the company’s Chilean and Indonesian copper operations. Mr. Tygesen’s previous positions included Mining Executive, Rio Tinto Copper Group; Regional General Manager, Rio Tinto Technology and Innovation; Manager, Long Term and Strategic Planning, Rio Tinto Energy America Coal; and Manager of Mine Development, Diavik Diamond Mines.

Mr. Tygesen holds a Bachelor of Science degree (Mining Engineering) and a Master of Science degree (Mining Engineering), both from the University of Utah. He is a member of the Society of Mining Engineering and the Institute of Corporate Directors.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878) and is in the process of divesting a majority of its stake.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, the payment of taxes and taxation matters, management fees and governance and the existence or filing of legal proceedings against the Company and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the approval of the underground feasibility study for the Oyu Tolgoi Project by Oyu Tolgoi’s shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the Feasibility Study and in the updated technical report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolian can be resolved and a new timetable agreed. These delays can impact project economics.

This press release contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained therein are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the Company’s MD&A filed on SEDAR and EDGAR.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 26, 2014 in respect of the year ended December 31, 2013 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements herein are made as of the date hereof and Turquoise Hill does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by the cautionary statement.

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